UNITED STATES
	             SECURITIES AND EXCHANGE COMMISSION
 	                   Washington, D.C. 20549

	                        Schedule 13D
	          Under the Securities Exchange Act of 1934
	                     (Amendment No. 9)*

	                  USLIFE Income Fund, Inc.
                            (Name of Issuer)

                              Common Stock
                     (Title of Class of Securities)

                               917324105
                             (CUSIP Number)

                         Stephen C. Miller, Esq.
                      Krassa, Madsen & Miller, LLC
                       1680 38th Street, Suite 800
                         Boulder, Colorado  80301
                             (303) 442-2156
       (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                            September 21, 2000
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 0

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.
See ss.ss 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 917324105
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1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B
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2.	Check the Appropriate Box if a Member of a Group (See
Instructions)
(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	WC  OO
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5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
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6.	Citizenship or Place of Organization  		Kansas
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Number of		7.	Sole Voting Power		907,800
Shares Bene-
ficially 		8.	Shares Voting Power
Owned by Each
Reporting		9.	Sole Dispositive Power	907,800
Person With
			10.	Shared Dispositive Power
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person
 	907,800
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12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)
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13.	Percent of Class Represented by Amount in Row (11)  	16.09%
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14.	Type of Reporting Person (See Instructions)		OO
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-------------------------------------------------------------------
CUSIP No. 917324105
-------------------------------------------------------------------

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi
-------------------------------------------------------------------

2.	Check the Appropriate Box if a Member of a Group (See
Instructions)

(A)
(B)
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3.	SEC Use Only
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4.	Source of Funds (See Instructions)  	Not applicable
-------------------------------------------------------------------

5.	Check if Disclosure of Legal Proceedings is Required Pursuant
to Items 2(d) or 2(e)
-------------------------------------------------------------------

6.	Citizenship or Place of Organization  		United States
-------------------------------------------------------------------

Number of		7.	Sole Voting Power		    0
Shares Bene-
ficially 		8.	Shares Voting Power	    0
Owned by Each
Reporting		9.	Sole Dispositive Power	    0
Person With
			10.	Shared Dispositive Power    0
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11.	Aggregate Amount Beneficially Owned by Each Reporting Person  0
-------------------------------------------------------------------

12.	Check if the Aggregate Amount in Row (11) Excludes Certain
Shares (See Instructions)  X
-------------------------------------------------------------------

13.	Percent of Class Represented by Amount in Row (11)  	0%
-------------------------------------------------------------------

14.	Type of Reporting Person (See Instructions)		IN
-------------------------------------------------------------------


              Amendment No. 9 to Statement on Schedule 13D

     This amended statement on Schedule 13D relates to the Common Stock, $1.00 par value per share (the "Shares"), USLIFE Income Fund, Inc., a Maryland corporation (the "Company"). Items 3, 4, 5 , and 7 of this statement, previously filed by the Ernest Horejsi Trust No. 1B (the "Trust"), as the direct beneficial owner of Shares, and Stewart R. Horejsi, by virtue of the relationships described previously in this statement, are hereby amended as set forth below.


Item 3.	Source and Amount of Funds or Other Consideration.

	No change except for the addition of the following:

     The total amount of funds required by the Trust to purchase the Shares as reported in Item 5(c) was $889,738.65. Such funds were provided by the Trust's cash on hand, from intertrust advances from affiliated trusts under the Cash Management Agreement and margin borrowings under a cash management account maintained by the Trust with Merrill Lynch, Pierce, Fenner & Smith Incorporated.


Item 4.	Purpose of Transaction.

		No change except for the addition of the following:

	The Trust acquired the Shares described in Item 5(c) of this statement in order to increase its equity interest in the Company. Depending upon their evaluation of the Company's investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, the effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Shares, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares. Any such additional purchases or sales of the Shares may be in open market or privately-negotiated transactions or otherwise.

	As previously disclosed in Amendment No. 8 to this Statement on Schedule 13D, the Trust is soliciting proxies in connection with the Company's 2000 annual meeting of shareholders in opposition to certain proposals by the Company's management. In particular, the Trust opposes the following: (i) an amendment to the Company's Articles of Incorporation providing for the authorization and issuance of blank check preferred stock; (ii) an amendment to the Company's fundamental investment restriction regarding senior securities which would permit the Company to issue preferred stock and other senior securities; and (iii) an amendment to the Company's fundamental investment restriction regarding borrowings which would re-characterize senior securities such that they do not constitute borrowings for purposes of such restriction. The Trust believes that these proposals pose increased risks for the Company's shareholders, would increase management fees, would result in additional acquisitions by the Company of below-investment-grade securities, and would have a number of other adverse impacts on shareholders. The foregoing summary of the Trust's solicitation of proxies is qualified in its entirety by reference to the Trust's proxy statement dated August 31, 2000, and two (2) additional letters dated September 13, 2000 and September 27, 2000 which are attached hereto as Exhibits 10, 11 and 12, respectively, and incorporated in this statement by reference.


Item 5.	Interest in Securities of the Issuer.

		No change except for the addition of the following:

	(a)	The Trust is the direct beneficial owner of 907,800
Shares, or approximately 16.09% of the 5,643,768 Shares outstanding as of August 21, 2000, according to information contained in the Company's 2000 proxy statement. By virtue of the relationships reported in this statement, Mr. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the Trust. Mr. Horejsi disclaims all such beneficial ownership.

	(c) The table below sets forth purchases of the Shares by the Trust since August 18, 2000. Such purchases were effected by the Trust on the New York Stock Exchange.


         Date          Amount of Shares      Approximate Price
                                                 Per Share
                                       (exclusive of commissions)

       08/18/00               2500               $8.5000
       08/18/00               1000               $8.5000
       08/21/00               4000               $8.4375
       08/24/00               3000               $8.4375
       09/16/00                700               $8.5625
       09/07/00                500               $8.5625
       09/08/00               2700               $8.5625
       09/11/00               1900               $8.5625
       09/12/00               2200               $8.5625
       09/12/00               1600               $8.5625
       09/13/00               4400               $8.5625
       09/14/00               5000               $8.5625
       09/18/00              10000               $8.5000
       09/20/00               5500               $8.3125
       09/20/00               5000               $8.3750
       09/21/00               7000               $8.5000
       09/21/00               6700               $8.3125
       09/21/00               5000               $8.4375
       09/21/00               5000               $8.4375
       09/21/00               4500               $8.3125
       09/21/00               2000               $8.3750
       09/22/00               5100               $8.5000
       09/25/00               4900               $8.3750
       09/26/00               1400               $8.3750
       09/27/00               8700               $8.3750
       09/27/00               3500               $8.5000
       09/27/00               1500               $8.4375


Item 7.	Material to Be Filed as Exhibits

	Exhibit 10:	Proxy Statement In Opposition To the
Solicitation By The Board Of Directors Of USLife Income Fund, Inc. by the Trust with accompanying Letter to Shareholders, dated August 31, 2000, incorporated herein by reference to the Trust's filing with the SEC on September 1, 2000.

	Exhibit 11:	Letter to Shareholders dated September
13, 2000, incorporated herein by reference to the Trust's filing with the SEC on September 14, 2000.

	Exhibit 12:	Letter to Shareholders dated September
22, 2000, incorporated herein by reference to the Trust's filing with the SEC on September 26, 2000.



                                 Signature

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 28, 2000


                                             /s/ Stewart R. Horejsi
                                             Stewart R. Horejsi



                                            /s/ Stephen C. Miller
                                            Stephen C. Miller, as Vice
                                            President of Badlands Trust
                                            Company, trustee of the Ernest
                                            Horejsi Trust No. 1B